Filed by Oclaro, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oclaro, Inc.

Commission File No.: 000-30684

Lumentum and Oclaro Merger FAQ

March 12, 2018

Transaction-Related Q&A

Q:          When will the deal close?

A:           There is no specific date, however, we expect the closing to take place in the second half of calendar 2018.

Q:          What is the strategic significance of the deal? Why combine with Lumentum?   Why Now?

A:           We believe the combined company’s talent and scale combined with the combined company’s deep Intellectual Property and experience at the photonics chip level will increase the combined company’s pace of innovation and accelerate the development of the new products our customers’ desire.

Q:          What are the financial expectations of the combined company?

A: Please review the investor relations presentation regarding the transaction posted in the investor relations section of the Oclaro website, Oclaro’s Current Report on Form 8-K and other disclosure materials filed with the SEC in connection with the transaction, which are available free of charge at the SEC’s website, www.sec.gov.

Q:          How will this transaction help each company’s respective customers?

A:           The combined company will offer customers a broader product portfolio, accelerated roadmaps, enhanced innovation and access to leading optical technologies and expertise.

Q:          What are the terms of the deal?

A:           Lumentum is acquiring Oclaro for cash and stock. For each share of Oclaro stock held, Oclaro stockholders will be entitled to receive $5.60 in cash and 0.0636 of a share of Lumentum common stock, subject to the terms of the definitive agreement. The transaction values Oclaro at $9.99 per share or approximately $1.8 billion in equity value, based on the closing price of Lumentum’s stock on March 9, 2018, of $68.98.  The transaction value represents a premium of 27% to Oclaro’s closing price on March 9, 2018 and a premium of 40% to Oclaro’s 30 day average closing price.  Oclaro stockholders are expected to own approximately 16% of the combined company at closing.  For additional information, please refer to Oclaro’s Current Reports on Form 8-K and other disclosure materials filed with the SEC in connection with the transaction.

Q: What has to be done to close the transaction?  What are the risks to closing the transaction?

A: The merger is governed by the definitive merger agreement executed by the parties on March 11, 2018.  The closing of the merger is subject to the receipt of antitrust regulatory approval in the US and China and the satisfaction of other customary closing conditions, including the approval of the merger by Oclaro’s stockholders, and is expected to close in the second half of calendar 2018.

Q:          What is the timeline for the integration?

A:           Integration activities will commence after closing and will continue over approximately a 12 to 24 month period.  As we just announced the transaction today (March 12), there are still many details that need to be worked out as part of the integration planning process. We will continue to communicate new information to employees throughout the process leading up to closing and beyond.  Until the closing, Lumentum and Oclaro will continue to operate as standalone companies.

Q:          Can you give more background on the integration plans?

A:           Both companies will continue operating as independent entities until the closing. As we just announced the transaction today (March 12), there are still many details that need to be worked out as part of the integration planning process. We will continue to communicate information to employees, as appropriate, throughout the process leading up to closing and beyond.

Q:          How can I review the definitive merger agreement?

A:           A copy of the definitive merger agreement will be filed by Oclaro as an exhibit to a Current Report on Form 8-K in connection with the announcement of the transaction, which is available free of charge at the SEC’s website, www.sec.gov.

Q:  Will the shares of Lumentum common stock that I receive in the merger be immediately taxable upon receipt?

A:  The merger is intended to qualify as a reorganization under section 368(a) of the Internal Revenue Code, but it will qualify as such only if certain requirements, that will not be known until the time of the merger, are satisfied.  If it is determined at the time of the merger that the merger qualifies as a reorganization, any gain realized in the Oclaro shares surrendered by an Oclaro stockholder that is in excess of the cash received by Oclaro stockholders will be deferred for U.S. federal income tax purposes; however, regardless of whether the merger qualifies as a reorganization, receipt of any cash in the merger would remain currently taxable to the extent of the gain realized on the Oclaro stock surrendered in the merger.  Either Oclaro or Lumentum will inform Oclaro stockholder upon the closing as to whether the merger qualifies as a reorganization.  Oclaro stockholders are encouraged to seek advice from their tax advisors regarding the tax treatment of the Lumentum common stock they receive in the merger, which will be fully taxable if the merger does not qualify as a reorganization for U.S. federal income tax purposes.

Product/Operations  Q&A

Q: What are the expectations of the combined product portfolio?

A: The combined company expects to have a leading market position in both 3D Sensing and Telecom.

Q: What will the combined company’s manufacturing footprint look like?

A:           The combined company will consist of a global footprint of manufacturing sites, including multiple fab facilities, that will be leveraged across the product portfolio and will be leveraged for future growth.

Management/Organizational  Q&A

Q: What is the proposed management structure of the new company?

A:           Upon closing, the combined company will be led by Lumentum’s president and CEO, Alan Lowe.  Prior to serving as Lumentum’s CEO, Mr. Lowe was President of JDSU’s CCOP business segment from 2008 through its spin-off to form Lumentum in 2015. Under his leadership, the CCOP business was transformed by focusing on the customer, investing in market-leading innovation and improving operational execution. Mr. Lowe joined JDSU in September 2007 as Senior Vice President of JDSU’s Commercial Lasers group, which was ultimately integrated into CCOP.  During the next few months Alan Lowe, together with the Lumentum Board of Directors as part of the integration planning, will determine the management structure of the combined company, which we currently expect to include a combination of Lumentum and Oclaro managers.

Q: What will Greg Dougherty’s role be in the combined company?

A: Greg will continue to be the CEO of Oclaro until the transaction closes and will support the integration of the two companies.

Q:          What is the expected Board composition of the new company?

A:           One member of Oclaro’s Board of Directors, as mutually determined, will join Lumentum’s Board of Directors upon the closing of the transaction.

Legal Q&A

Q:          How can I submit my vote in favor of or against the merger?

A:           Lumentum intends to file with the SEC a Registration Statement on Form S-4 that will contain a proxy statement of Oclaro and a prospectus related to the issuance of Lumentum stock as merger consideration. This Proxy Statement/Prospectus will have instructions on how to vote your shares.

Q:          What regulatory approvals are necessary?

A:           The merger is governed by the definitive merger agreement signed by the parties on March 11, 2018 and is subject to the receipt of antitrust regulatory approvals in the United States and China.

Q:          What will happen between now and the close?

A:           Until the merger closes, each company will continue to operate on an independent basis, subject to each parties obligations under the merger agreement.

Employee Communications Q&A

Q:          What do we tell customers about the transaction?

A:           A letter from our CEO will be sent to our customers to inform them of the transaction.  For specific questions on the deal, please refer customers to the publicly available documents that will be accessible in the investor section of our external website.

Q:          What do we tell suppliers?

A:           A letter from our CEO will be sent to our key suppliers to inform them of the transaction.  For specific questions on the deal, please refer suppliers to the publicly available documents that will be accessible in the investor section of our external website.

Q:          What kind of information can be shared with Lumentum employees?

A:           As is always the case, you may not share any confidential information. As the announcement and press release are public information, you may discuss this public information. However, you may not discuss any specifics about our business, operations or financial performance. Until the transaction is completed, we will continue to operate as separate companies, and you should maintain the confidentiality of all Oclaro proprietary information.

Q:          What do I do if the press, analysts or external lawyers contact me?

A:           Please do not discuss anything with any of these constituents.  Refer them to the appropriate contacts below. Please do not comment about the transaction on social media.

Q:          Whom should I contact for investor related questions?

A:           Until the close, contact:

Oclaro

Jim Fanucchi

jim@darrowir.com

Phone number: 408-404-5400

EMPLOYMENT RELATED QUESTIONS

Q:          What will change between now and the close?

A:           Until the transaction closes each company continues to operate on an independent basis with business continuing as usual.

Q:           Will my compensation change?

A:           There will be no change to your compensation, except adjustments in the normal course of business.

Q.            Will we continue our annual focal and equity review process?

A.            We intend to conduct our usual FY’19 Focal review and stock refresh process as usual.

Q:           What happens to my vested and unvested RSUs and Stock Options?

A:           At the close of the transaction, your Oclaro RSUs and stock options, whether vested or unvested, will be converted to Lumentum RSUs and stock options and will continue to have the same material terms and conditions, including vesting, as they did before the transaction, except that the number of Lumentum shares subject to your RSUs and stock options and the exercise price of your Lumentum stock options will be adjusted pursuant to a formula in the transaction agreement that is intended to result in the awards having approximately the same value immediately after the transaction as they did before the transaction.

Q:           Will my benefits change (all benefits, perks and privileges)?

A:           Prior to the close of the transaction, there will be no change to your benefits except as part of normal business changes.  We expect that at or shortly after closing, you will be transition onto Lumentum’s benefit plans.  Participation in the Lumentum plans is subject to the terms and conditions of those plans.  Lumentum has agreed to provide you with the same service credit that Oclaro recognizes for you as of the closing (as if you had provided such services for Lumentum) for purposes of eligibility, vesting and level of benefits in Lumentum plans that are comparable to Oclaro plans.

Q:           Will my reporting structure, title or responsibilities change prior to the closing of the transaction?

A:           No, Oclaro will continue to operate in the normal course prior to close and there will be no change in your reporting structure, subject to changes in the normal course.

Q:          Will my date of hire/seniority change after the deal has closed?

A:           No, your original date of hire/seniority will carry over to the new company.

Q:           Will our work processes change?

A:           There are no anticipated changes except the normal business changes through the close of the transaction.

Q:          What do the synergies mean for employees?

A:           We believe this transaction is transformative to the optical industry and will create exciting opportunities for our employees. To the extent there are overlapping functions between our companies, the integration team will work through these matters as part of the integration planning process. We will continue to communicate information to employees, as appropriate, throughout the process leading up to closing and beyond.

Q:          Will I have a job? Will there be a severance package if I lose my job?

A:           There are no anticipated changes to compensation, except the normal business changes through the close of the transaction. As we are very early in the integration planning process, it is premature to speculate on specific personnel changes or reductions. Given the complementary nature of the two companies’ product lines, we also believe this is an excellent outcome for our employees. We will continue to communicate new information to you throughout the process, as appropriate, leading up to closing and beyond.  For one year after the transaction closes, Lumentum has agreed to provide no less favorable severance benefits than your severance benefits at the time the transaction closes.

Q:          When will I know my employment status with the new company?

A:           Management’s objective is to make these decisions and inform all employees of their status as soon after close as possible.

Q:          What do I need to do different over the next few months prior to close?

A:           Nothing, the most important thing we can all do is to stay focused on executing our respective goals and objectives.  This will not only ensure the health of the companies as they prepare to combine, but will allow each of us to demonstrate our personal ability to contribute to the combined  company’s success.

Q:          What can I say to friends, colleagues and family if they ask me questions regarding the transaction?

A:           You may speak about the transaction and the information you have been provided ONLY as long as it in the public domain.  Some employees may be privy to inside information and in which case they need to keep that information confidential as always.

Q:          Have any changes been made to the stock trading window?  Can I buy or sell Lumentum or Oclaro stock at the present time?

A:           Until the transaction is complete, trading Oclaro stock you own will continue to be subject to the Oclaro insider trading policy.

Q:          What if I am considered an insider?

A:           You will continue to be subject to the legal requirements of the Oclaro insider trading policy.

Q:          How can I have my additional questions answered?

A:           We will make every effort to ensure that employees are informed about developments, as appropriate, throughout this process. Many decisions still have to be made during the integration planning process, so answers to all of your questions may not be available until a later date.  Until the final close of the deal, contact your manager or the HR department with any questions.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance.  In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Oclaro’s expectations, strategy, plans or intentions.  Oclaro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: the risk that the transaction does not close, due to the failure of one or more conditions to closing or the failure of the businesses (including personnel) to be integrated successfully after closing; the risk that synergies and non-GAAP earnings accretion will not be realized or realized to the extent anticipated; uncertainty as to the market value of the Lumentum merger consideration to be paid in the merger; the risk that required governmental or Oclaro stockholder approvals of the merger (including U.S. or China antitrust approvals) will not be obtained or that such approvals will be delayed beyond current expectations; the risk that following this transaction, Lumentum’s financing or operating strategies will not be successful; litigation in respect of either company or the merger; and disruption from the merger making it more difficult to maintain customer, supplier, key personnel and other strategic relationships.

The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described under the caption “Risk Factors” and elsewhere in our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended July 1, 2017, which was filed with the SEC on August 18, 2017, our Quarterly Report on Form 10-Q for the quarter ended December 30, 2017, which was filed with the SEC on February 8, 2018 and those discussed under the caption “Risk Factors” in the S-4 to be filed by Lumentum with the SEC at a future date in connection with this transaction and in the documents which are incorporated by reference therein.  The forward-looking statements in this communication are based on information available to Oclaro as of the date hereof, and Oclaro disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Lumentum Holdings Inc. and Oclaro, Inc. In connection with the proposed transaction, Lumentum will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of Oclaro and that will also constitute a prospectus of Lumentum. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Lumentum may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Lumentum securities, are not soliciting an offer to buy Lumentum securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.  The definitive proxy statement/prospectus will be mailed to stockholders of Oclaro.

LUMENTUM AND OCLARO URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by directing a written request to Lumentum Holdings Inc., Investor Relations, 400 North McCarthy Boulevard, Milpitas, CA 95035. Copies of documents filed with the SEC by Oclaro (when they become available) may be obtained free of charge on Oclaro’s website at www.oclaro.com or by directing a written request to Oclaro, Inc. Investor Relations, 225 Charcot Avenue, San Jose, CA 95131.

Participants in the Merger Solicitation

Each of Lumentum Holdings Inc., Oclaro, Inc. and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Oclaro stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Lumentum’s executive officers and directors is included in Lumentum’s definitive proxy statement, which was filed with the SEC on September 19, 2017. Additional information regarding Oclaro’s executive officers and directors is included in Oclaro’s definitive proxy statement, which was filed with the SEC on September 27, 2017. You can obtain free copies of these documents using the information in the paragraph immediately above.